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                              [COMPANY LETTERHEAD]


February 23, 1998



VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  SciClone Pharmaceuticals, Inc.
     Registration Statement on Form S-3
     File No. 333-38773

Ladies and Gentlemen:

     I am writing with respect to the above-referenced registration statement (the "Registration Statement") which was filed with the Commission on October 27, 1997. By this letter, the Company hereby requests that the Registration Statement be withdrawn effective immediately. No sales were made pursuant to the prospectus included in the Registration Statement. The grounds for the withdrawal is that the Company and its placement agent have determined that, due to current market conditions, a public offering of the Company's Common Stock as contemplated by the Registration Statement is not viable at this time.

     If you have any questions regarding this matter, please call Howard Clowes or Dianne Salesin of Gray, Cary Ware & Freidenrich, LLP, the Company's counsel, at (650) 328-6561.

Sincerely,

/s/ DONALD R. SELLERS
-------------------------------------
Donald R. Sellers
President and Chief Executive Officer

cc: Joseph Pascale, Mail Stop 7-6
    J. Howard Clowes, Esq.
    Dianne B. Salesin, Esq.